SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

               Commission file numbers 333-42411 and 333-42411-01

(Check one:)

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR
     For Quarter Ended:  April 1, 2000
     [ ]    Transition Report on Form 10-K
     [ ]    Transition Report on Form 20-F
     [ ]    Transition Report on Form 11-K
     [ ]    Transition Report on Form 10-Q
     [ ]    Transition Report on Form N-SAR for Transition Period Ended:________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Not Applicable



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                         PART I - REGISTRANT INFORMATION

Glenoit Corporation and Glenoit Asset Corporation
111 West 40th Street
New York, New York 10018

                                         PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

                              PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's management team has been engaged in ongoing negotiations regarding the Company's existing credit facilities and senior subordinated notes. The negotiations have demanded substantial management time and attention and directly impact the disclosure in the Company's Quarterly Report on Form 10-Q, including, in particular, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because the attention of the Company's senior management has been focused on the negotiations with the Company's lenders, the Company is unable, without unreasonable effort and expense, to complete and file the Form 10-Q by May 16, 2000, the prescribed deadline for filing.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Lester D. Sears                        (252)    823-2124

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [ ]  Yes     [X] No

     Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 Annual Report on Form 10-K for the year ended January 1, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]   Yes    [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates reporting net sales of approximately $77 million and a loss before taxes of approximately $4 million for the quarter ended April 1, 2000. This compares with net sales of $55 million and a loss before taxes of $18.3 million for the quarter ended April 3, 1999. The significant sales increase is the result of a recent acquisition. The decrease in the loss before taxes is the result of $13.1 million restructuring charge recorded in the first quarter of 1999.


Glenoit Corporation and Glenoit Asset Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 15, 2000                       By:    /s/ Lester D. Sears
                                                   -------------------
                                            Name:  Lester D. Sears
                                            Title: Executive Vice President
                                                   and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.